EXHIBIT 99.1

2021 Year end

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2021

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2021condensed audited consolidated financial statements of Intellipharmaceutics International Inc. The condensed audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of February 28,2022 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully commercialize or complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably, or at all.

Unless stated otherwise, all references to “$” or “U.S. Dollars” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, nPODDDS™, PODRAS™,Regabatin™ XRand Aximris XRTMare our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

We initially named our oxycodone hydrochloride extended-release tablets (“Oxycodone ER”) “Rexista™”, but later changed the name of our product candidate to “Aximris XR™” as the United States Food and Drug Administration (“FDA”) did not approve the proposed name “Rexista”. References in this document to Oxycodone ER, Rexista™ or Aximris XR™ are intended to refer to our oxycodone hydrochloride extended release tablets product candidate.

Unless the context otherwise requires, references in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split of our common shares (the “reverse split”) which became effective on each of The NASDAQ Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) at the open of market on September 14, 2018. As described below, the common shares of the Company are currently traded on the OTCQB Venture Market (“OTCQB”) and the TSX.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations, plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, "look forward", “could”, “would”, “projected”, “set to”, “goals”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

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Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any financing, potential liability from and costs of defending pending or future litigation, risks associated with the novel coronavirus (COVID-19) including its impact on our business and operations, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

•	the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates;

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recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge;

•	increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications;

•	pursuing growth through international operations could strain our resources;

•	our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such;

•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

•	our selection and licensing of products and product candidates;

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our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

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•	delays in product approvals that may be caused by changing regulatory requirements;

•	the difficulty in predicting the timing of regulatory approval and launch of competitive products;

•	the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances;

•	the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

•	the inability to forecast wholesaler demand and/or wholesaler buying patterns;

•	seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue;

•	the timing and amount of insurance reimbursement regarding our products;

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changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians;

•	changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

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the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the availability and pricing of third-party sourced products and materials;

•	challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;

•	the manufacturing capacity of third-party manufacturers that we may use for our products;

•	potential product liability risks;

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the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues;

•	the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third-party manufacturers’ facilities, products and/or businesses;

•	our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates;

•	difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);

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challenges in securing final FDA approval for our product candidates, including our Oxycodone ER product candidate in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates;

•	healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates;

•	the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous);

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risks associated with cyber-security and the potential vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours; and

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risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to us and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of our actual operating results.

CORPORATE DEVELOPMENT

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In February 2022 the Company received marketing approval for the Canadian market from Health Canada (notice of compliance) for generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths.

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In November 2021 the Company received final FDA approval for its Dexmethylphenidate Extended-release Capsules in the 5 mg, 10 mg, 30 mg and 40 mg strengths. The 15 mg and 30 mg strengths were initially approved and commercialized by Par Pharmaceutical Inc. (Par) in November 2013; the additional strengths launched to date were approved in a Par abbreviated new drug application.

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Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® for the US market were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases.

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On April 22, 2021, the Company announced the completion of a non-brokered private placement (the "Private Placement") of 9,414,560 common shares of the Company (the "Common Shares") at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.60, subject to the final acceptance by the TSX. The Common Shares will be subject to a four-month hold period expiring on August 22, 2021 in accordance with applicable securities legislation and the policies of the Toronto Stock Exchange (the "TSX"). The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 (the "1933 Act"). The Common Shares issued in the Private Placement were not registered under the 1933 Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. The TSX approved the private placement. The proceeds of the Private Placement were used to maintain the Company’s existing operations and for general working capital purposes and to fund research and development activities.

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On July 2, 2020 the Company had announced that the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue”) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations.On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XRTM with the FDA. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue has paid an amount to the Company.

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On January 15, 2020, at a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee (“Advisory Committees”) of the FDA to discuss our NDA for Aximris XR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for Aximris XR™ for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. We expect the FDA to take action on our application, on completion of their review of the NDA. To date the Agency has not communicated any action to the Company,

There can be no assurance that we will not be required to conduct further studies for our Aximris XRTM product candidate, that the FDA will approve any of our requested abuse-deterrence label claims, that the FDA will meet its deadline for review, or that the FDA will ultimately approve the NDA for the sale of the product candidate in the U.S. market, or that the product will ever be successfully commercialized and produce significant revenue for us. If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated dismissal agreement of the Purdue litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again. There can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us.

BUSINESS OVERVIEW

On October 22, 2009, Intellipharmaceutics Ltd. and Vasogen Inc. completed a court-approved plan of arrangement and merger (the “IPC Arrangement Transaction”) resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are currently traded on the TSX and OTCQB.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and Abbreviated New Drug Submission (“ANDS”) filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

In November 2005, we entered into a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”)(as amended on August 12, 2011 and September 24, 2013, the “Par agreement”), pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

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We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par.

In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. Revenues from sales of the generic Focalin XR® capsules continue to be impacted by ongoing competitive pressures in the generic market. There can be no assurance whether revenues from this product will improve going forward. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted calendar quarterly payments as they come due.

The Company has now received final FDA approval for the 5 mg, 10 mg, 30 mg and 40 mg strengths in its ANDA.

In October 2016, we announced we had entered into a license and commercial supply agreement (the “Mallinckrodt agreement”) with Mallinckrodt LLC (“Mallinckrodt”), granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three extended release drug products, including Quetiapine fumarate extended-release tablets (generic of Seroquel XR®).

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to Mallinckrodt, our then marketing and distribution partner, and Mallinckrodt launched all strengths in June 2017; however, the arrangement did not generate significant revenue. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, Inc. (“Tris Pharma”), granting Tris Pharma the exclusive license to market, sell and distribute in the United States Quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths. Several other generic versions of these licensed products are available in the market. Product was never supplied nor distributed under this license. Effective May 5, 2021 the license agreement was mutually terminated.

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On September 5, 2019, we announced an agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute in the United States, Desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. Product was never supplied nor distributed under this license. Effective May 5, 2021 the license agreement was mutually terminated.

In November 2018, we received final approval from the FDA for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR® sold in the U.S. by Wyeth Pharmaceuticals, LLC. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine ER in the 37.5, 75, and 150 mg strengths. Product was never supplied nor distributed under this license. Effective May 5, 2021 the license agreement was mutually terminated.

Effective May 5, 2021 the parties mutually agreed to terminate each of the three supply agreements, thereby terminating all obligations of the parties enumerated in the supply agreements.

There can be no assurance that any of the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenue for us.

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In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths, a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. We continue to evaluate possible options to realize commercial returns on this product. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. There can be no assurance as to when and if the product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our metformin hydrochloride extended release tablets in the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended release) tablets for the 500 and 750 mg strengths.  Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity.  We have been exploring licensing and other options for this product. In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines. Moreover, there can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized and produce significant revenues for us.

On September 30, 2019, pursuant to an ANDA sale agreement (the “Levetiracetam ANDA Agreement”), we sold all of the assets relating to our ANDA for Levetiracetam extended release 500mg and 750 mg tablets (collectively, the “Transferred Levetiracetam ANDA”) to ANDA Repository, LLC (the “Levetiracetam ANDA Purchaser”) in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time, provided that any outstanding fees are paid to ANDA Repository.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of revenue generating commercial products. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense, will improve our return from our products while allowing us to focus on our core competencies. We expect our expenditures for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval respectively, if and when these events occur. We reduced the levels of development activities due to the financial condition of the Company and the effects of COVID-19 as described below.

There can be no assurance that any of our product candidates will receive regulatory approval from FDA, Health Canada or the regulatory authorities of any other country in which our products are proposed to be sold, or that any of our products will ever be successfully commercialized and produce significant revenues for us.

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The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and our business are still not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. We adjusted our R&D and business development/marketing activities according to the pandemic effects as we continue to work to try to ensure operations continue while we remain committed to keeping our employees safe. We have also made arrangements for our employees to work under a government workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week and the government of Canada provides income support in the form of employment insurance. From late 2019 the Company has had to reduce development activities and staffing levels significantly due to ongoing financial problems which have continued, coupled with the effect of the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial results and condition of the Company. To date we have experienced increases in costs of raw materials, increase in shipping costs, as well as longer lead times for receiving materials and longer wait times for technical services such as equipment maintenance. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. We expect that certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner may pay certain of the expenses of development, make certain milestone payments to us and receive a share of revenues or profits if the drug is developed successfully to completion, the control of which would generally be in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory pathway. Later, our development program became increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We increased emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for Oxycodone ER and RegabatinTMXR, and commencing other projects in our 505(b)(2) pipeline. We work on these and other product candidates as resources permit. In January 2019, we announced that we had commenced an R&D program of pharmaceutical cannabidiol (“CBD”)-based products. As part of the CBD-based R&D program, we filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. There can be no assurance that any of our provisional patent applications will successfully mature into patents. The Company holds a Health Canada Cannabis Drug License (“CDL”). Under the CDL, we are authorized to possess, produce, sell and deliver drug products containing CBD in Canada. We had also previously identified several additional 505(b)(2) product candidates for development in various areas including cardiovascular, dermatology, pulmonary disease and oncology. We are still exploring the potential development of such product candidates when resources are available. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the nPODDDS™, or novel Point of Divergence Drug Delivery System. nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

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In addition, our PODRAS™, or Paradoxical Over Dose Resistance Activating System, delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRAS™ delivery technology platform was designed to prevent an overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active ingredient (“drug active”) released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS™ technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017, respectively. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities. The development of an Oxycodone immediate-release (IR) product incorporating this technology as resources permit is in the Company’s development pipeline.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

Some of our technologies are also focused on the development of abuse-deterrent and overdose preventive pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (APIs) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

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We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into collaborations or, if we do, that such arrangements will be commercially viable or beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

HypermatrixTM

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol.   The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS™ technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We have started, and intend to continue, working on an alternate Oxycodone ER product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

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In December 2016, July 2017 and October 2017, U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRASTM platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Rights(2)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths from FDA(3) Received final approval for 5 mg, 10 mg, 30 mg and 40 mg in Intellipharmaceutics’ ANDA	ANDA	Intellipharmaceutics and Par (US) Philippines rights subject to licensing and distribution agreement
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	ANDA Repository(4)
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Received final approval for 37.5, 75 and 150 mg strengths from FDA	ANDA	Intellipharmaceutics.
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA Application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	Intellipharmaceutics Philippines and Vietnamese rights subject to licensing and distribution agreements
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. .	ANDA ANDS	Intellipharmaceutics. Philippines, Malaysian and Vietnamese rights subject to licensing and distribution agreements.

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Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Rights(2)
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	Received approval for the 50 and 100 mg strengths from FDA. received approval (notice of compliance) from Health Canada for the 50 mg and 100 mg strengths	ANDA ANDS	Intellipharmaceutics.
Carvedilol phosphate extended-release capsules	Coreg CR®	Heartfailure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules		Pain	NDA application accepted February 2017 and under review by FDA. Second FDA Advisory Committees meeting held January 2020. Awaiting action from FDA	NDA 505(b)(2)	Intellipharmaceutics
Pregabalin extended-release capsules		Neuropathic pain	IND application submitted in August 2015	NDA 505(b)(2)	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Oxycodone hydrochloride immediate release tablets (IPCI006)		Pain	IND application submitted in November 2018	NDA 505(b)(2)	Intellipharmaceutics

Notes:

1.	There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

2.

For information regarding the Par agreement, and the licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines, see “Business Overview” and “Other Potential Products and Markets” sections. There can be no assurance as to when, or if at all, any of our products or product candidates, as the case may be, will receive regulatory approval for sale in the Philippines, Malaysia or Vietnam. For unpartnered products, we are seeking licensing agreement opportunities or other opportunities. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

3.

Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

4.

As at September 30, 2019, pursuant to an ANDA sale agreement (the “Levetiracetam ANDA Agreement”), we sold all of the assets relating to our ANDA for Levetiracetam extended-release 500mg and 750 mg tablets (collectively, the “Transferred Levetiracetam ANDA”) to ANDA Repository, LLC (the “Levetiracetam ANDA Purchaser”) in exchange for a purchase price of $1. Additionally, pursuant to the Levetiracetam ANDA Agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time, provided that any outstanding fees are paid to ANDA Repository.

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We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR®(a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all of our FDA approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales of all strengths of generic Focalin XR® are payable by Par to us as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. to 180 days of generic exclusivity from the date of first launch of such products. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. In November 2017, Par launched the remaining 5 and 40 mg strengths providing us with the full line of generic Focalin XR® strengths available in the U.S. market. The Company has now received final FDA approval for the 5 mg, 10 mg, 30 mg and 40 mg strengths in its ANDA.

In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Focalin XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our generic Focalin XR® and we will be the exclusive supplier of such product. This multi-year agreement is subject to early termination. There can be no assurance as to when and if such product will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 and 750 mg strengths of our generic Keppra XR® (levetiracetam extended release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We have been exploring licensing and other options for this product.

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Keppra XR® in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Keppra XR®. These multi-year agreements are each subject to early termination. There can be no assurance that the Company’s generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized in the US market. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will ever be successfully commercialized there and produce significant revenues for us.

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On September 30, 2019, pursuant to an ANDA sale agreement (the “Levetiracetam ANDA Agreement”), we sold all of the assets relating to our ANDA for Levetiracetam extended release 500mg and 750 mg tablets (collectively, the “Transferred Levetiracetam ANDA”) to ANDA Repository, LLC (the “Levetiracetam ANDA Purchaser”) in exchange for a purchase price of $1.  Additionally, pursuant to the Levetiracetam ANDA sale agreement, we agreed to pay the Levetiracetam ANDA Purchaser an annual fee for each fiscal year equal to 50% of the difference between the FDA Program Fee for 6 to 19 approved ANDAs and the FDA Program Fee for 1 to 5 approved ANDAs. Under the Levetiracetam ANDA Agreement, we have the option to repurchase the Transferred Levetiracetam ANDA for a purchase price of $1 at any time, provided that any outstanding fees are paid to ANDA Repository.

Metformin hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity; however, we are continuing to evaluate options to realize commercial returns on this product, particularly in international markets.

In November 2018, we announced that we entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Glucophage® XR in Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Glucophage® XR. These multi-year agreements are each subject to early termination.

There can be no assurance that our generic Glucophage® XR for the 500 and 750 mg strengths will be successfully commercialized in the US market. Further, there can be no assurance as to when and if such product will receive regulatory approval for the sale in Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Venlafaxine hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in November 2018 for our ANDA for venlafaxine hydrochloride extended-release capsules in the 37.5, 75 and 150 mg strengths. The approved product is a generic equivalent of the branded product Effexor XR® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Effexor XR®, and the drug active venlafaxine hydrochloride, are indicated for the treatment of MDD. On November 25, 2019, we announced that we had entered into a license and commercial supply agreement with Tris Pharma, by which we granted Tris Pharma an exclusive license to market, sell and distribute in the United States, Venlafaxine extended-release capsules in the 37.5, 75, and 150 mg strengths. Several other generic versions of the licensed products are currently available in the market and this limits the overall market opportunity. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. There can be no assurance that the Company’s venlafaxine hydrochloride extended-release capsules for the 37.5, 75, and 150 mg strengths will be successfully commercialized and produce significant revenue for us.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In May 2017, we received final approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Seroquel XR®, and the drug active quetiapine fumarate, are indicated for use in the management of schizophrenia, bipolar disorder and major depressive disorder (MDD).   The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our then marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement and effective August 12, 2019 the Mallinckrodt agreement was terminated.

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In November 2018, we announced that we entered into three exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia, Vietnam and the Philippines pursuant to which the distributors were granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® in Malaysia, Vietnam and the Philippines, respectively. Under the terms of the agreements, the distributors will be required to purchase a minimum yearly quantity of our generic Seroquel XR®. The multi-year agreements are each subject to early termination. There can be no assurance as to when and if such product will receive regulatory approval for the sale in Malaysia, Vietnam or the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

On August 15, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute all strengths of our generic Seroquel XR® in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. Product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. There can be no assurance that the product will be successfully commercialized and produce significant revenue for us.

Desvenlafaxine succinate extended-release tablets – Generic Pristiq® (a registered trademark of the brand manufacturer)

In May 2019, we received approval from the FDA for our ANDA for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. This product is a generic equivalent of the branded product Pristiq® sold in the U.S. by Wyeth Pharmaceuticals, LLC. Pristiq®, and the drug active desvenlafaxine succinate, are indicated for use in the management of depression.  We previously announced that we had entered into the Mallinckrodt agreement, which granted Mallinckrodt, subject to its terms, an exclusive license to market, sell and distribute in the U.S. the Company's desvenlafaxine extended-release tablets (generic Pristiq®).

On April 12, 2019, we and Mallinckrodt mutually agreed to terminate the Mallinckrodt agreement, and effective August 12, 2019 the Mallinckrodt agreement was terminated.

On September 5, 2019, we announced a license and commercial supply agreement with Tris Pharma, granting Tris Pharma an exclusive license to market, sell and distribute the two strengths of the product in the United States. The agreement provides for the Company to have a profit-sharing arrangement with respect to the licensed product. The product was never supplied nor distributed under this license. Effective May 5, 2021 the Company and Tris Pharma mutually terminated the license agreement. There can be no assurance that our desvenlafaxine extended-release tablets in the 50 and 100 mg strengths will be successfully commercialized and produce significant revenues for us.

In February 2022 the Company received Health Canada marketing approval (notice of compliance) for generic Pristiq (desvenlafaxine extended-release tablets) in the 50 and 100 mg strengths. The Company is exploring licensing opportunites for the commercialization of the product.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended Release Tablets)

One of our non-generic products under development is our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

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In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA, and set a Prescription Drug User Fee Act (“PDUFA”) goal date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA’s “Abuse-Deterrent Opioids - Evaluation and Labeling” guidance published in April 2015. FDA had agreed that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified all holders of the subject patents of such certification. On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the “Purdue litigation plaintiffs”, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and would expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018.On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent, which is one of the six patents included in the original litigation case. On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court.

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Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 3, 2019. On April 24, 2019, an order had been issued, setting a trial date of November 12, 2019for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations.The stipulated dismissal provides for the termination of patent infringement proceedings commenced by Purdue against the Company in the United States District Court for the District of Delaware in respect of the Company’s NDA filing for Aximris XRTM with the FDA. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue has paid an amount of money to the Company.

In June 2017, we announced that a joint meeting of the Advisory Committees of the FDA was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.

In July 2017, the Company announced that the FDA Advisory Committees voted 22 to 1 in finding that the Company’s NDA for Oxycodone ER should not be approved at this time. The Advisory Committees also voted 19 to 4 that the Company had not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there was not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The Advisory Committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

In September 2017, the Company received a Complete Response Letter (“CRL”) from the FDA for the Oxycodone ER NDA, stating that it could not approve the application at that time. In its CRL, the FDA provided certain recommendations and requests for information, including that the Company complete studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration, provide additional information related to the inclusion of the blue dye in the formulation of the product, and submit an alternate proposed proprietary name for Oxycodone ER. The FDA required a response within a year of issuing the CRL but granted our request for an extension to resubmit by February 28, 2019.

In February 2018, the Company met with the FDA to discuss the above-referenced CRL for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, the Company will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

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The NDA resubmission in response to CRL was filed February 28, 2019. In March 2019, the FDA acknowledged receipt of our resubmission of the Oxycodone ER NDA. The FDA had informed the Company that it considered the resubmission a complete response to the September 22, 2017 action letter it issued in respect of the NDA.

On July 24, 2019, we announced that the Company had been advised by the FDA that the FDA “is postponing product-specific advisory committee meetings for opioid analgesics,” including the one previously scheduled to discuss our NDA, “while it continues to consider a number of scientific and policy issues relating to this class of drugs.” According to the FDA, the reason for the postponement was not unique to our product and the Anesthetic and Analgesic Drug Products Advisory Committee (“AADPAC”) meeting earlier planned by the FDA, to discuss our NDA was going to be rescheduled at a future date. The FDA informed the Company that it would continue to review the Company’s NDA according to the existing PDUFA timeline, but noted that, due to the postponement of the AADPAC meeting, it was possible that the FDA may be unable to meet the PDUFA goal date of August 28, 2019 that it set when the resubmission was filed. The FDA did not meet the PDUFA goal date of August 28, 2019.

In December 2019 we announced that a joint meeting of the Advisory Committees of the FDA was scheduled for January 15, 2020 to review the NDA for AximrisXRTM abuse-deterrent oxycodone hydrochloride extended-release tablets.

On January 15, 2020, at a joint meeting of the Advisory Committees of the FDA to review our NDA for AximrisXR™, abuse-deterrent oxycodone hydrochloride extended-release tablets, the Advisory Committees voted 24 to 2 against the approval of our NDA for AximrisXRTM for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. The 30-month stay date of March 2, 2020 has since expired. The Company has been following up with FDA, however no action has been taken on the NDA yet.

There can be no assurance that the studies submitted to the FDA will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrent label claims, that the FDA will ultimately approve our NDA for the sale of Aximris XRTM in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us.If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated settlement agreement of the Purdue litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again.

In November 2018, we announced that we entered into an exclusive licensing and distribution agreement with a pharmaceutical distributor in the Philippines pursuant to which the distributor was granted the exclusive right, subject to regulatory approval, to import and market Oxycodone ER in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of our Oxycodone ER and we will be the exclusive supplier of our Oxycodone ER. This multi-year agreement is subject to early termination. There can be no assurance as to when and if such product candidate will receive regulatory approval for the sale in the Philippines or that, if so approved, the product will be successfully commercialized there and produce significant revenues for us.

Regabatin™ XR (Pregabalin Extended-Release)

Another non-generic controlled-release product under development is Regabatin™XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day (“BID”) dosage and three-times-a-day (“TID”) dosage, are drug products marketed in the U.S. by Pfizer Inc. In October 2017, Pfizer also received approval for a Lyrica® CR, a controlled-release version of pregabalin. In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

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In March 2015, the FDA accepted a Pre-Investigational New Drug, or Pre-IND, meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for Regabatin™ XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and have been evaluating strategic options to advance this opportunity.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Oxycodone Hydrochloride IR Tablets (“IPCI006”) (Abuse Deterrent and Overdose Resistant Oxycodone Hydrochloride Immediate Release Tablets)

In November 2018, we announced that we had submitted an investigational new drug (“IND”) application to the FDA for our IPCI006 oxycodone hydrochloride immediate release tablets in the 5, 10, 15, 20 and 30 mg strengths. This novel drug formulation incorporates the Company’s PODRASTM delivery technology and its nPODDDS™ technology. IPCI006 is designed to prevent, delay or limit the release of oxycodone hydrochloride when more intact tablets than prescribed are ingested, thus delaying or preventing overdose and allowing for sufficient time for a rescue or medical intervention to take place. It is also intended to present a significant barrier to abuse by snorting, “parachuting,” injecting or smoking finely crushed oxycodone hydrochloride immediate release tablets. The data generated from the studies conducted under this IND is expected to form part of an NDA seeking FDA approval for IPCI006 tablets. If approved, IPCI006 may be the first immediate release formulation of oxycodone hydrochloride intended to simultaneously prevent or delay overdose and prevent abuse by intranasal or intravenous routes.

There can be no assurance that we will be successful in submitting any NDA with the FDA, that the FDA will approve the Company’s IPCI006 product candidate for sale in the U.S. market or any related abuse-deterrent label claims, or that it will ever be successfully commercialized and produce significant revenue for us.

Other Potential Products and Markets

We are continuing our efforts to identify opportunities internationally, particularly in China, that could, if effectuated, provide product distribution alternatives through partnerships and therefore would not likely require an investment or asset acquisition by us. Discussions toward establishing a partnership to facilitate future development activities in China are ongoing. We have not at this time entered into and may not ever enter into any such arrangements.

In addition, we are seeking to develop key relationships in several other international jurisdictions where we believe there may be substantial demand for our generic products. These opportunities could potentially involve out-licensing of our products, third-party manufacturing supply and more efficient access to pharmaceutical ingredients and therefore assist with the development of our product pipeline.

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In November 2018, we announced that we had entered into an exclusive licensing and distribution agreement for our abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines. Under the terms of the agreement the distributor was granted the exclusive right, subject to regulatory approval, to import and market our first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor was granted, subject to regulatory approval, the exclusive right to import and market our generics of Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines. Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and we will be the exclusive supplier of said products. The multi-year agreement with the Philippines distributor is subject to early termination. Financial terms of the agreement have not been disclosed. There can be no assurance as to when or if any of our products or product candidates will receive regulatory approval for sale in the Philippines or that, if so approved, any such products will be successfully commercialized there and produce significant revenues for us. Moreover, there can be no assurance that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of our requested abuse-deterrent label claims, that the FDA will meet its deadline for review, that the FDA will ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized and produce significant revenue for us.

In November 2018, we announced that we had entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia and Vietnam.

A Malaysian pharmaceutical distribution company was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR® (quetiapine fumarate extended release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400 mg) of generic Seroquel XR® will be manufactured and supplied by us for distribution in Malaysia. We are also in discussions to include other products in the agreement with said distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

A Vietnamese pharmaceutical distributor was granted the exclusive right, subject to regulatory approval, to import and market our generic Seroquel XR®, Glucophage® XR, and Keppra XR® in Vietnam. Under the terms of the agreement, two strengths (500 and 750 mg) of generic Glucophage® XR, three strengths (50, 150 and 200 mg) of generic Seroquel XR® and one strength (500 mg) of generic Keppra XR® will be manufactured and supplied by us for distribution in Vietnam. The Vietnamese distributor will be required to purchase a minimum yearly quantity of all products included in the agreement.

The multi-year agreements with the Malaysian and Vietnamese distributors are each subject to early termination. Financial terms of the agreements have not been disclosed. There can be no assurance as to when or if any of our products will receive regulatory approval for sale in Malaysia or Vietnam or that, if so approved, the products will ever be successfully commercialized there and produce significant revenues for the Company.

Additionally, in January 2018, we announced we had commenced a R&D program of CBD-based products. As part of this R&D program, we filed multiple provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics, began talks with potential commercialization partners in the cannabidiol industry and identified a potential supplier of CBD. The patent filings, together with certain of our already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient.

The Company holds a Health Canada Cannabis Drug License (“CDL”). Under the CDL, we are authorized to possess, produce, sell and deliver drug products containing CBD in Canada.

There can be no assurance that we will be able to develop cannabis-based products or that any cannabis-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us. There can be no assurance that any patents pertaining to the delivery and application of cannabinoid-based therapeutics will be issued to the Company.

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SELECTED FINANCIAL INFORMATION

	For the years ended
	November 30,	November 30,	November 30,
	2021	2020	2019
	$	$	$
Revenue	-	1,401,517	3,480,516
Cost of goods sold	-	-	33,068
Expenses	4,173,076	6,079,825	11,282,398
Loss from operations	(4,173,076)	(4,678,308)	(7,834,950)
Net loss per common share, basic and diluted	(0.17)	(0.14)	(0.37)

Cash	771,945	202,046	64,622
Total assets	2,096,425	3,387,055	3,796,713

Convertible debentures	1,751,483	1,791,791	1,744,813
Total liabilities	10,251,643	9,700,644	7,488,934
Shareholders' (deficency) equity	(8,155,218)	(6,313,589)	(3,692,221)
Total liabilities and shareholders equity	2,096,425	3,387,055	3,796,713

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the year ended November 30, 2021.

Use of Estimates

The preparation of thecondensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

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The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance pursuant to ASC 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company also had a license and commercial supply agreement with Mallinckrodt which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company was responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. The Company recorded revenue once Mallinckrodt obtained control of the product and the performance obligation was satisfied. On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate their Commercial Supply Agreement (the “Mallinckrodt agreement”) effective no later than August 31, 2019. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

Licensing revenue in respect of manufactured product were reported as revenue in accordance with ASC 606. Once product was sold by Mallinckrodt, the Company received downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which included estimates for chargebacks, rebates, product returns, and other adjustments.  Such downstream licensing revenue payments received by the Company under this Mallinckrodt agreement were not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this Mallinckrodt agreement and the guidance per ASC 606, the Company recorded licensing revenue as earned on a monthly basis.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Research and development (R&D)

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the R&D process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

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Research and development costs

R&D costs related to continued R&D programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Inventory

Inventories comprise of raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2021, the Company had raw materials inventories of $Nil (November 30, 2020 - $112,672), work in process of $Nil (November 30, 2020 - $Nil) and finished goods inventory of $Nil (November 30, 2020 - $Nil) relating to the Company’s generic Seroquel XR® product. During the year ended November 30, 2021, the Company wrote off raw materials inventories of $112,672 (November 30, 2020 - $60,158), work in process of $Nil (November 30, 2020 - $73,927) and finished goods inventory of $Nil (November 30, 2020 - $102,374). The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Convertible debentures

On September 10, 2018, the Company completed a private placement financing (the “2018 Debenture Financing”) of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”).  At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC topic 815 Derivatives and Hedging. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

On August 26, 2019, the Company issued an unsecured convertible debenture in the principal amount of $140,800 (the “August 2019 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the August 2019 Debenture was allocated to Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). In November 2019, the August 2019 Debenture was paid in full.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 (the “November 2019 Debenture”) that was originally scheduled to mature on December 31, 2019, bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the November 2019 Debenture was allocated to Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

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Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible R&D costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against R&D expenditures.

Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market of our product candidates in various jurisdictions, the timing of successful commercialisation of any of our products and any resulting licensing revenue, milestone revenue, product sales, the number of competitive products and the extent of any aggressive pricing activity, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

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	For the years ended
	November 30	November 30	November 30	Change		Change
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	$	$	$	$	%	$	%
Revenue:
Licensing	-	1,401,517	1,114,031	(1,401,517)	-100%	287,486	26%
Up-front fees	-	-	2,366,485	-	N/A	(2,366,485)	-100%
	-	1,401,517	3,480,516	(1,401,517)	-100%	(2,078,999)	-60%

Cost of goods sold	-	-	33,068	-	N/A	(33,068)	-100%
Gross Margin	-	1,401,517	3,447,448	(1,401,517)	-100%	(2,045,931)	-59%

Expenses:
Research and development	2,661,875	3,517,018	6,608,794	(855,143)	-24%	(3,091,776)	-47%
Selling, general and administrative	1,249,676	2,147,432	4,167,801	(897,756)	-42%	(2,020,369)	-48%
Depreciation	261,525	415,375	505,803	(153,850)	-37%	(90,428)	-18%
	4,173,076	6,079,825	11,282,398	(1,906,749)	-31%	(5,202,573)	-46%

Loss from operations	(4,202,851)	(4,678,308)	(7,834,950)	505,232	-11%	3,156,642	-40%
Net foreign exchange (loss) gain	(22,465)	(168,568)	(25,498)	146,103	-87%	(143,070)	561%
Interest income	-	-	13,535	(13,535)	N/A	(13,535)	-100%
Interest expense	(549,299)	(969,653)	(247,516)	420,354	-43%	(722,137)	292%
Gain on settlement of convertible debt	-	-	4,419	-	N/A	(4,419)	N/A
Gain on settlement	-	2,500,000	-	(2,500,000)	N/A	2,500,000	N/A
Loss on disposal of propery and equipment	-	(41,603)	-	41,603	N/A	(41,603)	N/A
Impairment of fixed assets	(514,502)	-	-	(514,502)	N/A	-	N/A
Net loss before income taxes	(5,259,342)	(3,358,132)	(8,090,010)	(1,901,210)	57%	4,731,878	-58%

Provision for income taxes
Current tax expense	(20,333)	32,833	5,678	(53,166)	-162%	27,155	N/A
Deferred tax recovery	(93,854)	-	(11,042)	(93,854)	N/A	11,042	N/A
Net loss and comprehenisve loss	(5,145,155)	(3,390,965)	(8,095,374)	(1,754,190)	52%	4,704,409	-58%

Year ended November 30, 2021 compared to the year ended November 30, 2020

Revenue

The Company recorded revenues of $Nil for the year ended November 30, 2021 versus $1,401,517 for the year ended November 30, 2020. Such revenues are primarily licensing revenues from commercial sales of generic Focalin XR® under the Par agreement.

Research and Development

Expenditures for R&D for the year ended November 30, 2021 were lower by $855,143 compared to the year ended November 30, 2020.

In the year ended November 30, 2021, we recorded $9,719 of expenses for stock-based compensation for R&D employees compared to $60,446 for the year ended November 30, 2020.

After adjusting for the stock-based compensation expenses stated above, expenditures for R&D for the year ended November 30, 2021 were lower by $804,416 compared to the year ended November 30, 2020.The decrease is mainly due to the decrease in patent and litigation expenses, lower third-party consulting fees, and a reduction in R&D staff.

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Selling, General and Administrative

Selling, general and administrative expenses were $1,249,676 for the year ended November 30, 2021 in comparison to $2,147,432 for the year ended November 30, 2020, resulting in a decrease of $867,981. The decrease is mainly due to a decrease in administrative costs and a decrease in wages, marketing costs and occupancy cost.

Administrative costs for the year ended November 30, 2021 were $871,679 in comparison to $1,515,645 in the year ended November 30, 2020. The decrease for the year ended November 30, 2021 was due to the significant decrease in professional and legal fees.

Expenditures for wages and benefits for the year ended November 30, 2021 were $264,796 in comparison to $452,382 in the year ended November 30, 2020. For the year ended November 30, 2021, we recorded an expense of $2,266 for stock-based compensation compared to an expense of $11,199 for the year ended November 30, 2020. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2021 were lower by $178,653 compared to the year ended November 30, 2020.The decrease was related to the accrual of severance pay to employees that was laid off during the year ended November 30, 2020, as well as the Company enrolling our employees to work under a workshare program for eligible current employees whereby the Company is paying personnel only for a certain number of days a week.

Marketing costs for the year ended November 30, 2021 were $39,748 in comparison to $65,757 in the year ended November 30, 2020. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2021 were $73,453 in comparison to $113,648 for the year ended November 30, 2020.The decrease is due to lower facility operating expenses because the Company was occupying only one building during the current reporting period. The decrease is also attributable to the receipt of Canada Emergency Rent Subsidy (CERS) in the year ended November 30, 2021 as part of the CERS COVID-19 relief program offset by higher lease expense due to the changes in Accounting policy under ASC 842 which was adopted at the fiscal 2020 year end.

Depreciation

Depreciation expenses for the year ended November 30, 2021 were $261,525 in comparison to $415,376 in the year ended November 30, 2020.The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2021.

Foreign Exchange loss

Foreign exchange loss was $22,465 for the year ended November 30, 2021 in comparison to a loss of $168,568 in the year ended November 30, 2020. The foreign exchange loss for the year ended November 30, 2021 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2021 as the exchange rates changed to $1.00 for C$1.2793 as at November 30, 2021 from $1.00 for C$1.2965 as at November 30, 2020.  The foreign exchange loss for the year ended November 30, 2020 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2020 as the exchange rates changed to $1.00 for C$1.2965 as at November 30, 2020 from $1.00 for C$1.3289 as at November 30, 2019.

Interest Expense

Interest expense for the year ended November 30, 2021 was $549,299 in comparison to $969,653 in the year ended November 30, 2020. This decrease is primarily due to the November 2019 Debenture being accreted at an annual effective interest rate of 309.06% during the year ended November 30, 2021. This is in comparison to the higher expense during the year ended November 30, 2020 where the May 2019 Debenture was accreted at an annual effective interest rate of 782.7%; the 2018 Debenture was accreted at an annual effective interest rate of approximately 7.3%; and the November 2019 Debenture was accreted at an annual effective interest rate of approximately 504.4%.

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Net Loss

The Company recorded net loss for the year ended November 30, 2021 of $5,145,155 or $0.17 per common share, compared with a net loss of $3,390,965 or $0.14 per common share for the year ended November 30, 2020. In the year ended November 30, 2021, the net loss is attributed to the decrease in licensing revenues from commercial sales of generic Focalin XR®, combined with ongoing administrative expenses related to professional and legal fees as well as ongoing R&D expenses, as well as the Company realizing an impairment expense on its fixed assets. In the year ended November 30, 2020, the lower net loss is attributed to the other income received through a stipulated dismissal agreement, offset by a decrease in up-front fees recognized in revenue, combined with decreased administrative expenses related to professional and legal fees and R&D expenses related to the decrease in third party consulting fees, decrease in expenses related to biostudies and the reduction in R&D staff.

Year ended November 30, 2020 compared to the year ended November 30, 2019

Revenue

The Company recorded revenues of $1,401,517 for the year ended November 30, 2020 versus $3,480,516 for the year ended November 30, 2019. The revenues for the year ended November 30, 2020 consisted solely of licensing revenues from commercial sales of generic Focalin XR® under the Par agreement. The decrease in revenues in the year ended November 30, 2020 compared to the year ended November 30, 2019 is primarily due to the recognition of $2,366,485 from up-front fees in fiscal 2019, resulting from early termination of the Mallinckrodt agreement on August 12, 2019 as compared to the original ten-year term. Beginning in early 2018, we began to see a significant impact on the revenue from sales of generic Focalin XR from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments which continues to date. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the 2020 fiscal year had improved over the same period in 2019.

Cost of goods sold

The Company recorded cost of goods sold of $Nil for the year ended November 30, 2020 versus $33,068 for the year ended November 30, 2019. The decrease in the year ended November 30, 2020 is primarily due to the termination of the Mallinckrodt agreement effective August 12, 2019, and the fact that no goods were shipped under the Tris Pharma agreements.

Research and Development

Expenditures for R&D for the year ended November 30, 2020 were lower by $3,091,776 compared to the year ended November 30, 2019.

In the year ended November 30, 2020, we recorded $60,446 of expenses for stock-based compensation for R&D employees compared to $212,357 for the year ended November 30, 2019. After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the year ended November 30, 2020 were lower by $2,939,865 compared to the year ended November 30, 2019. The decrease is due to a reduction in R&D staff, decrease in material purchases and patent and litigation expenses, lower third party consulting fees and a decrease in expenses related to biostudies. During the year ended November 30, 2020, the Company reduced its head count to 11 R&D employees compared to 48 for the year ended November 30, 2019.

Selling, General and Administrative

Selling, general and administrative expenses were $2,147,432 for the year ended November 30, 2020 in comparison to $4,167,801 for the year ended November 30, 2019, resulting in a decrease of $2,020,369. The decrease is mainly due to a decrease in administrative costs and a decrease in wages and marketing costs.

Administrative costs for the year ended November 30, 2020 were $1,515,646 in comparison to $2,783,421 in the year ended November 30, 2019. The decrease for the year ended November 30, 2020 was due to the decrease in professional and legal fees.

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Expenditures for wages and benefits for the year ended November 30, 2020 were $452,381 in comparison to $926,574 in the year ended November 30, 2019. For the year ended November 30, 2020, we recorded an expense of $11,199 for stock-based compensation compared to $52,211 for the year ended November 30, 2019. After adjusting for the stock-based compensation expenses, expenditures for wages for the year ended November 30, 2020 were lower by $433,181 compared to the year ended November 30, 2019.During the year ended November 30, 2020, the Company reduced its head count of administrative staff to 2 employees compared to 5 for the year ended November 30, 2019.

Marketing costs for the year ended November 30, 2020 were $65,757 in comparison to $324,586 in the year ended November 30, 2019. This decrease is primarily the result of a decrease in travel and resources expenditures related to business development and investor relations activities.

Occupancy costs for the year ended November 30, 2020 were $113,648 in comparison to $133,220 for the year ended November 30, 2019.The decrease is due to lower facility operating expenses, as the Company vacated one building in the third quarter of 2020.

Depreciation

Depreciation expenses for the year ended November 30, 2020 were $415,375 in comparison to $505,803 in the year ended November 30, 2019.The decrease is primarily due to less investment in production, laboratory and computer equipment during the year ended November 30, 2020.

Foreign Exchange Loss

Foreign exchange loss was $168,568 for the year ended November 30, 2020 in comparison to $25,498 in the year ended November 30, 2019. The foreign exchange loss for the year ended November 30, 2020 was due to the weakening of the U.S. dollar against the Canadian dollar during the year ended November 30, 2020 as the exchange rates changed to $1.00 for C$1.2965 as at November 30, 2020 from $1.00 for C$1.3289 as at November 30, 2019. The foreign exchange loss for the year ended November 30, 2019 was due to the weakening of the U.S dollar against the Canadian dollar during the year ended November 30, 2019 as the exchange rates changed to $1.00 for C$1.3289 as at November 30, 2019 from $1.00 for C$1.3301 as at November 30, 2018.

Interest Expense

Interest expense for the year ended November 30, 2020 was $969,653 in comparison to $247,516 in the year ended November 30, 2019. In the year ended November 30, 2020, interest expense is accrued on the May 2019 Debenture at 12% annually, on the 2018 Debenture at 10% annually, and on the November 2019 Debenture at 12% annually. In the year ended November 30, 2019, interest expense was recorded on each of the three Debentures above and on the August 2019 Debenture at 8% annually. Additional increase in fiscal 2019 was a result of the May 2019 Debenture being accreted at an annual effective interest rate of approximately 782.7% from December 31, 2019 to January 31, 2019, the 2018 Debenture being accreted at an annual effective interest rate of approximately 7.3% to September 1, 2020, and the November 2019 Debenture being accreted at an annual effective interest rate of approximately 152.4% from December 1, 2019 to December 31, 2019, 504.4% from January 31, 2020 to March 31, 2020, 72.4% from March 31, 2020 to May 15, 2020, 260.9% from May 15, 2020 to June 12, 2020, 211.4% from June 12, 2020 to July 15, 2020, and 40.0% from July 15, 2020 to August 31, 2020. In comparison, in fiscal 2019, the 2018 Debenture was accreted an annual effective interest rate of 7.3%, the August 2019 Debenture was accreted at an annual effective interest rate of approximately 77.1%, and the November 2019 debenture  was accreted at an annual effective interest rate of approximately 152.4%.

Net Loss

The Company recorded a net loss for the year ended November 30, 2020 of $3,390,965 or $0.14 per common share, compared with a net loss of $8,084,646 or $0.37 per common share for the year ended November 30, 2019. The lower net loss for the year ended November 30, 2020 is attributed to an increase in licensing revenues from commercial sales of generic Focalin XR®, other income received through a stipulated dismissal agreement, as well as a decrease in administrative expenses related to lower professional and legal fees and research and development (“R&D”) expenses related to decreased  third party consulting fees, lower expenses related to biostudies and the reduction in number of R&D employees.

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SUMMARY OF QUARTERLY RESULTS

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

		Net (loss)	(Loss) income per share
Quarter Ended	Revenue	income	Basic[i]	Diluted[i]
	$	$	$	$
November 30, 2021	-	(1,956,100)	(0.17)	(0.18)
August 31, 2021	-	(1,264,305)	(0.04)	(0.04)
May 31, 2021	93,427	(1,000,184)	(0.04)	(0.04)
February 28, 2021	-	(924,566)	(0.04)	(0.04)
November 30, 2020	299,442	(1,622,100)	(0.07)	(0.07)
August 31, 2020	328,781	1,026,941	0.04	0.04
May 31, 2020	395,740	(1,048,433)	(0.04)	(0.04)
February 29, 2020	377,554	(1,747,373)	(0.08)	(0.08)

(i)	Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net(loss) income has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance-based stock options. The higher net loss in the fourth quarter of 2021 is primarily attributed to higher R&D spending and an increase in interest expense, as well as the expense related to the impairment of fixed assets. The higher net loss in the third quarter of 2021 is primarily attributed to higher R&D spending and an increase in interest expense partially offset by lower general, selling and administrative spending. The higher net loss in the second quarter of 2021 is primarily attributed to higher general, selling, administrative spending partially offset by higher licensing revenue and lower R&D spending. The lower net loss in the first quarter of 2021 is primarily attributed to lower R&D spending and lower selling, general and administrative expenses. The higher net loss in the fourth quarter of 2020 is primarily attributed to lower licensing revenue and higher R&D expenses and selling, general and administrative expenses. The higher net income in the third quarter of 2020 is primarily attributed to other income received pursuant to the Purdue stipulated dismissal agreement and lower R&D spending and selling, general and administrative expenses. The lower net loss in the second quarter of 2020 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The higher net loss in the first quarter of 2020 is primarily attributed to higher accrued interest expense, higher general, selling, administrative spending partially offset by higher licensing revenue and lower R&D spending. The lower net loss in the fourth quarter of 2019 is primarily attributed to slightly higher licensing revenue and lower R&D spending and selling, general and administrative expenses. The lower net loss in the third quarter of 2019 is primarily attributed to recognition of upfront revenue due to the cancellation of Mallinckrodt agreement, lower R&D spending and selling, general and administrative expenses.

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LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $771,945 as at November 30, 2021 compared to $202,046 as at November 30, 2020.The increase in cash was due to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969 in April 2021, as well as lower expenditures for R&D, selling and general, and administrative expenses.

For the year ended November 30, 2021, net cash flows used in operating activities Increased to $2,461,329 as compared to net cash flows provided from operating activities of $112,108 for the year ended November 30, 2020. The increase was primarily a result of the Company decrease in accounts receivable, paying off more accounts payable, offset by a decrease in R&D and selling, lower general and administrative expense, and a decrease in wages and benefits.

R&D costs, which are a portion of the cash flows used in operating activities, related to continued internal R&D programs, are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the year ended November 30, 2021 and the year ended November 30, 2020, R&D expenses were $2,661,875, and $3,517,018, respectively. The decrease is primarily due to reduced third party consulting fees, decreased materials expense, decreased patent expenses, and the reduction in R&D staff.

For the year ended November 30, 2021, net cash flows from financing activities were $3,031,228, compared to $Nil for the year ended November 30, 2020.  The increase in financing activities is related to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.

All non-cash items have been added back or deducted from the condensed unaudited interim consolidated statements of cash flows.

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With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Transaction and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues earned on sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. Despite the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR®, due to continued competitive pressures, to continue to be negatively impacted for the next several quarters.  As of November 30, 2021, our cash balance was $771,945. We currently expect to meet our short-term cash requirements from the proceeds of the private placement financing and quarterly profit share payments from Par and by cost savings resulting from reduced R&D activities and staffing levels, as well as from potential revenues for approved generic products or other collaborations. Effective May 5, 2021 our exclusive license agreements with Tris Pharma, Inc. for generic Seroquel XR®, generic Pristiq® and generic Effexor XR® were mutually terminated. Products were never supplied nor distributed under the licenses. Termination of the exclusive agreements may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed to Tris Pharma will be successfully commercialized and produce significant revenues for us. We will still need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs.  Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products.  We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are focused principally on the development of 505(b)(2) product candidates, such as our Regabatin™ XR and Oxycodone ER 505(b)(2) product candidates, and selected generic product candidates as resources permit. Our development of Oxycodone ER required significant expenditures, including costs to defend against the Purdue (as defined below) litigation (as described in the “Legal Proceedings and Regulatory Actions” section). Some of these costs remain to be paid by the Company.  For our Regabatin™ XR product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture was originally scheduled to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date is now February 28, 2022. No interest was paid on the 2018 Debenture for year ended November 30, 2021.

On April 4, 2019, a tentative approval from TSX was received for refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is currently February 28, 2022.No interest was paid on the May 2019 Debenture for the year ended November30, 2021.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date).  The Company incurred $15,800 in debt issuance costs. In November 2019, the August 2019 Debenture was fully paid.

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On November 15, 2019, the Company completed a private placement financing of the unsecured November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of proceeds for the November 2019 Debenture. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now February 28, 2022.No interest was paid on the November 2019 Debenture for the year ended November 30, 2021.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, our delisting from Nasdaq, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts.  Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.  Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

In March 2019, we received formal notice that a Nasdaq Panel had determined to delist our shares from Nasdaq based upon our non-compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). The suspension of trading on Nasdaq took effect at the open of business on March 21, 2019. Our shares began trading on the OTCQB under the symbol “IPCIF”, commencing on March 21, 2019. Our shares are also listed on the TSX under the symbol “IPCI” and our non-compliance with Nasdaq's requirements did not impact our listing or trading status on that exchange.

OUTSTANDING SHARE INFORMATION

As at November 30, 2021, the Company had 33,092,665 common shares issued and outstanding which is an increase of 9,414,560 when compared to November 30, 2020. The number of shares outstanding increased as a result of the issuance of 9,414,560 common shares related to the completion of a non-brokered private placement of 9,414,560 common shares of the Company at a price of CAD$0.41 per common share. The number of options outstanding as of November 30, 2021 is 1,489,500, a decrease of 208,137 from November 30, 2020.The decrease is due to the cancellation of 156,572, expiry of 44,900 and forfeiture of 6,666 options during the year ended November 30, 2021. The warrants outstanding as of November 30, 2021 represent 21,160,314 common shares issuable upon the exercise of 21,160,314 outstanding warrants. During the year ended November 30, 2021, no deferred share units (“DSUs”) were exercised and converted into common shares. The number of DSUs outstanding as of November 30, 2021 is Nil. As of February 28, 2022, the number of common shares outstanding is 33,092,665.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that we will encounter difficulty raising liquid funds to meet our commitments as they fall due. In meeting our liquidity requirements, we closely monitor our forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates. Due to the fact that our cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects us to credit risk. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2021	2020
	$	$

Accounts receivable	-	66,384
Other receivable	-	500,000
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	-	566,384

Not past due	-	566,384
Past due for more than 31 days but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	-	566,384

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2020, one customer accounted for all the revenue and accounts receivable of the Company. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company.

On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement and for future saved litigation expenses, Purdue paid $2,000,000 to the Company during the year ended November 30, 2020 and an additional $500,000 in December 2020. The additional $500,000 was recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheets. The Company recognized $2,500,000 as gain on settlement in the consolidated statements of operations and comprehensive loss for the year ended November 30, 2020.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. Dollar which could affect the value of our cash. We had no foreign currency hedges or other derivative financial instruments as of November 30, 2021. The Company did not enter into financial instruments for trading or speculative purposes and we do not currently utilize derivative financial instruments.

We have balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of translating certain non-U.S. Dollar balance sheet accounts as these statements are presented in U.S. Dollars. A strengthening U.S. Dollar will lead to a foreign exchange loss while a weakening U.S. Dollar will lead to a foreign exchange gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by us versus the U.S. Dollar would affect our loss and other comprehensive loss by $0.1 million.

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Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2021		November 30, 2020
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.2793		1.2965
	$	$	$	$
Assets
Cash	910,660	711,842	32,888	25,367
	910,660	711,842	32,888	25,367
Liabilities
Accounts payable and accrued libilities	5,000,720	3,908,950	2,055,890	1,585,723
Employee cost payable	2,896,264	2,263,944	2,158,978	1,665,236
	7,896,984	6,172,895	4,214,868	3,250,959
Net exposure	(6,986,324)	(5,461,052)	(4,181,980)	(3,225,592)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2021:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,779,550	-	-	-	-	3,779,550
Accrued liabilities	2,272,610	-	-	-	-	2,272,610
Employee costs payable	2,263,944	-	-	-	-	2,263,944
Convertible debentures	1,800,000	-	-	-	-	1,800,000
Promissory notes payable	165,878	-	-	-	-	165,878
Total contractual obligations	10,281,982	-	-	-	-	10,281,982

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $0.9 million from November 30, 2020 to November 30, 2021, mainly as a result of an increase in accrued liabilities and employee costs payable and decrease in prepaid expenses, sundry and other assets, accounts payable, operating lease liability and convertible debentures. We continue to explore partnership opportunities for both currently approved and yet-to-be-approved products, as well as potential international partnership opportunities for both existing and future products. We have reduced R&D and other activities, and the number of employees because of the financial condition of the Company. While the Company has some flexibility with its level of expenditures, our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products. We cannot be certain that we will receive FDA, Health Canada, or such other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

As an R&D company, we are eligible to receive investment tax credits from various levels of government under the SR&ED incentive programs. Depending on the financial condition of our operating subsidiary, Intellipharmaceutics Corp., R&D expenses in any fiscal year could be claimed. Eligible R&D expenses include salaries for employees involved in R&D, cost of materials, new equipment purchase as well as third party contract services. This amount is not a reduction in income taxes, but a form of government refundable credits based on the level of R&D that we carry out.

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In January 2013, the Company completed the private placement financing of the unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture and the maturity date was extended. The maturity date for the 2013 Debenture was extended from time to time until it was refinanced into the May 2019 Debenture on May 1, 2019.

On April 4, 2019, a tentative approval from TSX was received for refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is currently February 28, 2022.No interest was paid on the May 2019 Debenture for the year ended November 30, 2021.

On September 10, 2018, the Company completed a private placement financing of the 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture was scheduled to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided the original $500,000 of the proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date for the 2018 Debenture is currently February 28, 2022.No interest was paid on the 2018 Debenture for the year ended November 30, 2021.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date).  The Company incurred $15,800 in debt issuance costs. In November 2019, the August 2019 Debenture was fully paid.

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of proceeds for the November 2019 Debenture.The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is currently February 28, 2022. No interest was paid on the November 2019 Debenture for the year ended November 30, 2021.

On April 22, 2021, the Company announced the completion of a non-brokered private placement (the "Private Placement") of 9,414,560 common shares of the Company (the "Common Shares") at a price of CAD$0.41 per Common Share for total gross proceeds of CAD$3,859,969.60, subject to the final acceptance by the TSX. The Common Shares were subject to a four-month hold period expiring on August 22, 2021 in accordance with applicable securities legislation and the policies of the Toronto Stock Exchange (the "TSX").  The Common Shares were sold only to non-U.S. persons outside of the United States pursuant to Regulation S under the United States Securities Act of 1933 (the "1933 Act"). The Common Shares issued in the Private Placement were not registered under the 1933 Act or the securities laws of any state in the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements.

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CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Current operating lease obligations relate to the lease of premises for the Company’s premises that it operates from at 30 Worcester Road. The Company had a lease for this as well as the adjoining property at 22 Worcester Road, which is indirectly owned by the same landlord, which expired in November 2020. The Company also had an option to purchase the combined properties up to November 30, 2020, based on a fair value purchase formula but did not exercise this option in fiscal 2020. On June 21, 2020, the Company entered into a lease surrender agreement and vacated the property at 22 Worcester Road on June 30, 2020. On August 20, 2020, the Company extended its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021. The Company currently has a one year lease expiring December 31, 2022 with an option to renew for another year.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2021:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	3,779,550	-	-	-	-	3,779,550
Accrued liabilities	2,272,610	-	-	-	-	2,272,610
Employee costs payable	2,263,944	-	-	-	-	2,263,944
Convertible debentures	1,800,000	-	-	-	-	1,800,000
Promissory notes payable	165,878	-	-	-	-	165,878
Total contractual obligations	10,281,982	-	-	-	-	10,281,982

CONTINGENCIES AND LITIGATION

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at November 30, 2021, and continuing as at February 28, 2022, we are not aware of any pending or threatened material litigation claims against us, other than as described below.

In November 2016, we filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue's file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the “Purdue litigation plaintiffs”, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. On April 15, 2020, Purdue filed a new patent infringement suit against the Company relating to additional Paragraph IV certifications lodged against two more listed Purdue patents.

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As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and would expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. On April 24, 2019, an order was issued, setting a trial date of November 12, 2019 for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed on July 9, 2018. On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case. On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent, which is one of the six patents included in the original litigation case.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA to the FDA, which was made on February 28, 2019. On January 17, 2019, the court issued a scheduling order in which the remaining major portions are scheduled. The trial was scheduled for June 2020.

On April 4, 2019, the U.S. Federal Circuit Court of Appeals affirmed the invalidity of one Purdue OxyContin® formulation patent, subject to further appeal to the U.S. Supreme Court.

Following the filing of a bankruptcy stay by Purdue Pharma L.P., the Company’s ongoing litigation case numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics were stayed and the existing trial dates in both cases vacated by orders issued in each case by the judge in the District of Delaware on October 4, 2019. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations.The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential. On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue paid an amount to the Company.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018.  In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

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In an order entered at the parties request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation. As a result of subsequent extensions, the stay was extended through October 10, 2019.  The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.

On November 7, 2019 the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, were served with a Statement of Claim filed in the Superior Court of Justice of Ontario for a proposed class action under the Ontario Class Proceedings Act. The Action was brought by Victor Romita, the proposed representative plaintiff, on behalf of a class of Canadian persons who traded shares of the Company during the period from February 29, 2016 to July 26, 2017. The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserted that the defendants knowingly or negligently made certain public statements during the relevant period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he and the class suffered loss and damages as a result of their trading in the Company’s shares during the relevant period. The plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit. On February 26, 2019, the plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the relevant period. On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such, the Court released those dates. On January 28, 2020 the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020 the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. An order for leave to proceed for settlement purposes was granted on 25 June 2021. At a hearing on 12 October 2021, the Court approved the settlement. The stipulation of settlement provides for a settlement payment of CAD$266,000 by the Company, CAD$226,000 was paid from insurance coverage while the Company paid CAD$40,000. Therefore, this action is now settled.

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On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer. In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended, by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after such registration statement was declared effective.  In the complaint, Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and its counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Briefing on these motions was completed on February 19, 2021.In a court order filed July 9, 2021, the District Court issued an opinion and order granting summary judgment in the Company’s favor and ordered the case closed. The judgment was entered on July 12, 2021. On August 10, 2021, the Plaintiff filed a notice of appeal. On October 1, 2021, the Plaintiff filed a notice of voluntary dismissal of the appeal with prejudice, stipulated to by the Company. The Court of Appeals “so ordered” the voluntary dismissal stipulation and the appeal was dismissed. As a result, the matter has been fully resolved in favor of the Company and the named individual Defendants.

On or about August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter. The Company has fulfilled the terms and has received a release and consent to dismiss. A dismissal order is pending from the court.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of the unsecured 2013 Debenture in the original principal amount of $1.5 million. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. The maturity date for the 2013 Debenture was further extended from time to time. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture. On April 4, 2019, a tentative approval from TSX was received for refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture. The maturity date for the May 2019 Debenture has been extended from time to time and the maturity date for the May 2019 Debenture is now February 28, 2022.

On September 10, 2018, the Company completed the 2018 Debenture Financing. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into common shares at any time prior to the maturity date at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The 2018 Debenture was scheduled to mature on September 1, 2020.The net proceeds of the 2018 Debenture were used for working capital and general corporate purposes. The maturity date for the 2018 Debenture has been extended from time to time and the maturity date is currently February 28, 2022.

In September 2019, the Company issued two promissory notes payable. The notes are unsecured, non-interest bearing with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, and payable to Dr. Isa Odidi and Dr. Amina Odidi, who are stockholders, directors and executive officers of the Company. The proceeds from such notes were used for working capital and general corporate purposes.

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On November 15, 2019, the Company issued the November 2019 Debenture, an unsecured convertible debenture in the principal amount of $250,000 that was originally scheduled to mature on December 31, 2019, bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. The Company used the proceeds from the November 2019 Debenture for working capital and general corporate purposes. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the November 2019 Debenture. The maturity date for the November 2019 Debenture has been extended from time to time and the maturity date for the November 2019 Debenture is now February 28, 2022.

No interest was paid on any of the September 2018, May 2019 and November 2019 Debentures during the year ended November 30, 2021.

To the Company’s knowledge, Armistice Capital Master Fund, Ltd. and/or its affiliates, previously a holder of in excess of 10% of the Company’s outstanding common shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), and (ii) the registered direct offerings completed in March 2018, pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and Wainwright; and (iii) the underwritten public offering completed in October 2018. Armistice Capital, LLC, Armistice Capital Master Fund, Ltd., and Steven Boyd reported on a Schedule 13-G/A, filed with the SEC on February 14, 2019, that it was the beneficial owner of less than 10% of the Company’s Common Shares. A subsequent Schedule 13G filed with the SEC on February 16, 2021, reported that Armistice was the beneficial owner of 2,627,978, representing approximately 9.99% of the Company’s common shares at the time. A subsequent Schedule 13G filed with the SEC on February 15, 2022, reported that Armistice was the beneficial owner of 3,672,877, representing approximately 9.99% of the Company’s common shares at the time. Sabby Volatility Warrant Master Fund, Ltd. and its affiliates reported on a Schedule 13-G/A, filed with the SEC on January 21, 2020, that they were each the beneficial owner of 1,101,571 common shares of the Company, representing approximately 4.65% of the Company’s common shares at the time.

The Company’s Corporate Governance Committee, made up of independent directors, oversees any potential transaction and negotiation that could give rise to a related party transaction or create a conflict of interest, and conducts an appropriate review.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the acting Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2021. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and acting Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of November 30, 2021.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

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Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2021.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk.  We currently expect the transition to this new framework to continue through the fiscal year2021. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Changes in Internal Control over Financial Reporting

During the year ended November 30, 2021, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2021, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a R&D company that received final FDA approval of our once daily generic Focalin XR® capsules for the 15 and 30 mg strengths in November 2013. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted calendar quarterly payments as they come due. Our near-term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths, final approval from the FDA for our generic Glucophage XR® in the 500 and 750 mg strengths, final approval from the FDA for our generic Effexor XR® in the 37.5, 75, and 150 mg strengths and of our generic Seroquel XR®, and final approval from the FDA for our generic Pristiq® (desvenlafaxine extended-release tablets) in the 50 and 100 mg strengths, the majority of the products in our pipeline are at earlier stages of development. We continue to explore licensing and commercial alternatives for our generic Seroquel XR®, generic Effexor XR®, generic Pristiq®, generic Glucophage XR® and generic Keppra XR®, product strengths that have been approved by the FDA; as well as generic Pristiq that has been approved by Health Canada. Potential licensing and commercial alternatives for these products include licensing and distribution deals for regions outside of North America. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly, the Company cautions the reader not to rely on reported financial information and forward-looking statements to predict actual future results. This document and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

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Since we commenced operations, we have incurred accumulated losses through November 30, 2021. We had an accumulated deficit of $102,241,705 as of November 30, 2021 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval by the FDA, Health Canada, and the regulatory authorities of the other countries in which our products are proposed to be sold and whether we are able to successfully market the approved products. We cannot be certain that we will be able to receive FDA, Health Canada, or such other regulatory approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets, and pay our liabilities as they become due.

Nasdaq delisted our common shares from trading on its exchange which could limit investors’ ability to make transactions in our shares and subject us to additional trading restrictions. Subsequent to Nasdaq delisting our shares from trading on its exchange, our shares are quoted in the over-the-counter market on the OTCQB. We could face material adverse consequences due to the delisting of our shares from Nasdaq, including: (i) a limited availability of market quotations for our shares; (ii) reduced liquidity for our shares; (iii) a determination that our common shares are “penny stock” which will require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares; (iv) a limited amount of news and analyst coverage; and (v) restrictions on our ability to issue additional securities or obtain additional financing in the future.

Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the litigation against us and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or in not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or in our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure requested product labeling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit, such as the Purdue litigation, regarding one or more of our product candidates could delay final FDA approval of such candidates and materially adversely affect our ability to market our products. Even if we are found not to infringe Purdue’s or any other plaintiff’s patent claims or the claims are found invalid or unenforceable, defending any such infringement claims could be expensive and time-consuming and could distract management from their normal responsibilities. If we fail to achieve one or more of our planned goals, the price of our common shares could decline.

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Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company. The ongoing COVID-19 outbreak and pandemic present complex challenges and uncertainties to organizations across the world. Businesses face unprecedented times and with the situation still being dynamic, the ultimate duration and magnitude of COVID-19’s impact on the economy and our business are not known at this time. Travel bans, self-quarantines and social distancing have caused material disruptions to businesses globally, resulting in economic slowdown, with global equity markets experiencing volatility and weakness. The limitations on travel and interruption in global shipping could affect the transport of supplies and raw materials.  Any disruption of our suppliers, including higher costs of materials, would likely impact our ability to conduct R&D and commercial operations, and ultimately materially adversely affect our operating results.

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. It is not possible to reliably estimate the length and severity of the developments and impact on the future financial condition of the company. The challenges and uncertainties could impair the Company’s ability to raise capital, postpone research activities, impact our ability to maintain operations and launch new products; it could also impair the value of our shares, our long-lived assets, and materially adversely impact our ability to generate potential future revenue.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-1 and F-3 registration statements, each as amended or supplemented (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, as amended, and other public documents filed on SEDAR and EDGAR.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-1 and F-3 registration statements, each as amended or supplemented (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, as amended, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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